Exhibit 3.1
Amendment to Amended and Restated Bylaws
of United American Healthcare Corporation
(effective June 4, 2010)
(1) The bylaws of the Company are amended by adding Article X as follows:
ARTICLE X
     To the extent that it may be deemed applicable to the Corporation because of Article XIX of the Articles of Incorporation or otherwise, neither former Chapter 7B of the Act nor Article XIX shall apply to any control share acquisitions (as defined in former Chapter 7B) of shares of the Company.